Exhibit 99.1

Consolidated Financial Statements Pop Media Group, LLC As of March 31, 2018 and 2017, and for Each of the Three Fiscal Years in the Period Ended March 31, 2018 With Report of Independent Auditors

Pop Media Group, LLC
Consolidated Financial Statements
As of March 31, 2018 and 2017, and for Each of the
Three Fiscal Years in the Period Ended March 31, 2018

Report of Independent Auditors
The Board of Managers
Pop Media Group, LLC
We have audited the accompanying consolidated financial statements of Pop Media Group, LLC, which comprise the consolidated balance sheets as of March 31, 2018, and 2017, and the related consolidated statements of operations, changes in members’ deficit, and cash flows for each of the three fiscal years in the period ended March 31, 2018, and the related notes to the consolidated financial statements.
Management’s Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in conformity with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free of material misstatement, whether due to fraud or error.
Auditor’s Responsibility
Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.
An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.
We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion
In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Pop Media Group, LLC at March 31, 2018 and 2017, and the consolidated results of its operations and its cash flows for each of the three fiscal years in the period ended March 31, 2018, in conformity with U.S. generally accepted accounting principles.

/s/Ernst & Young LLP
Los Angeles, California
May 23, 2018

Pop Media Group, LLC

Consolidated Balance Sheets
(In Thousands)

	March 31
	2018	2017
Assets
Current assets:
Cash and cash equivalents	$11,121	$6,303
Accounts receivable, net of allowance for doubtful accounts	22,671	19,904
Programming costs, net	13,446	18,508
Prepaid expenses and other current assets	941	888
Total current assets	48,179	45,603

Noncurrent assets:
Property and equipment, net	3,904	5,646
Programming costs, net	25,354	10,453
Amortizable intangible assets, net	10,021	15,249
Goodwill	152,034	152,034
Other assets	289	609
Total assets	$239,781	$229,594

Liabilities and members’ deficit
Current liabilities:
Accounts payable and other accrued liabilities	$13,257	$7,111
Due to related parties	7,968	4,657
Capital lease obligation	1,568	1,405
Deferred revenue	1,657	943
Accrued programming costs	12,723	13,896
Total current liabilities	37,173	28,012

Noncurrent liabilities:
Deferred rent	184	520
Capital lease obligation	739	2,158
Accrued programming costs	13,786	5,822
Deferred revenue	1,389	—
Mandatorily redeemable Preferred Units	638,371	547,299
Other accrued liabilities	424	433
Total liabilities	692,066	584,244

Commitments and contingencies

Members’ deficit	(452,285)	(354,650)
Total liabilities and members’ deficit	$239,781	$229,594

See accompanying notes.

Pop Media Group, LLC

Consolidated Statements of Operations
(In Thousands)

	Year Ended March 31
	2018	2017	2016
Revenues:
Advertising, including related-party advertising of $1,787, $2,036, and $1,681, respectively	$65,289	$63,179	$60,945
Subscriber fees	44,436	30,282	24,618
Other, including related-party revenue of $938, $1,272, and $0, respectively	1,131	1,515	874
Total revenues	110,856	94,976	86,437

Cost of services:
Programming, including related-party programming of $20,509, $10,309, and $8,403, respectively	66,163	52,670	39,615
Other direct costs	47	61	68
Total cost of services	66,210	52,731	39,683

Operating expenses:
Advertising	19,900	16,440	13,771
Selling, general, and administrative, including related-party expenses of $3,170, $2,196, and $1,984, respectively	34,200	31,149	28,374
Depreciation and amortization	8,079	7,893	7,777
Total operating expenses	62,179	55,482	49,922

Operating loss	(17,533)	(13,237)	(3,168)
Other income (expense), net	(8)	12	(14)
Interest expense, net	(80,094)	(68,375)	(58,177)

Net loss	$(97,635)	$(81,600)	$(61,359)

See accompanying notes.

Pop Media Group, LLC

Consolidated Statements of Changes in Members’ Deficit
(In Thousands)

	Common Units		Accumulated
	Number	Amount	Deficit	Total

Balance at March 31, 2015	102	$81,791	$(293,482)	$(211,691)
Net loss	—	—	(61,359)	(61,359)
Balance at March 31, 2016	102	81,791	(354,841)	(273,050)
Net loss	—	—	(81,600)	(81,600)
Balance at March 31, 2017	102	81,791	(436,441)	(354,650)
Net loss	—	—	(97,635)	(97,635)
Balance at March 31, 2018	102	$81,791	$(534,076)	$(452,285)

See accompanying notes.

Pop Media Group, LLC

Consolidated Statements of Cash Flows
(In Thousands)

	Year Ended March 31
	2018	2017	2016
Operating activities
Net loss	$(97,635)	$(81,600)	$(61,359)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	8,079	7,893	7,777
Loss (gain) on sale of property and equipment	8	(12)	14
Amortization of programming costs	60,111	47,507	28,438
Allowance for doubtful accounts	53	(315)	(294)
Interest accretion on Preferred Units and 10% dividend	79,072	67,799	57,654
Changes in operating assets and liabilities:
Accounts receivable	(2,820)	(1,921)	(2,632)
Programming costs	(69,950)	(51,018)	(47,376)
Prepaid expenses and other assets	30	175	(394)
Accounts payable and other accrued liabilities	6,137	(2,704)	(698)
Due to related parties	3,311	(2,373)	(1,108)
Deferred rent	(336)	(332)	(297)
Deferred revenue	2,103	(346)	(870)
Accrued programming costs	6,791	6,762	8,303
Net cash used in operating activities	(5,046)	(10,485)	(12,842)

Investing activities
Proceeds from sale of property and equipment	18	15	2
Additions to property and equipment	(931)	(833)	(772)
Net cash used in investing activities	(913)	(818)	(770)

Financing activities
Principal payments of capital lease obligations	(1,460)	(1,350)	(1,286)
Principal receipts from capital sub-lease of property and equipment	237	230	223
Capital contribution from Preferred Unit holders	12,000	13,000	9,600
Net cash provided by financing activities	10,777	11,880	8,537

Net change in cash and cash equivalents	4,818	577	(5,075)
Cash and cash equivalents at beginning of year	6,303	5,726	10,801
Cash and cash equivalents at end of year	$11,121	$6,303	$5,726

Noncash investing and financing activities
Addition of property and equipment through capital lease	$204	$—	$—

See accompanying notes.

Pop Media Group, LLC
Notes to Consolidated Financial Statements
March 31, 2018
1. Description of Business, Organization and Basis of Presentation, and Liquidity
Description of Business
Pop Media Group, LLC, a limited liability company (“the Company” or “Pop”), was formed pursuant to a Limited Liability Agreement dated May 28, 2009. Formerly known as TV Guide Entertainment Group, LLC, in January 2015, the Company was rebranded as Pop, a multi-platform destination dedicated to celebrating the fun of being a fan. The Company includes the operations of its consolidated subsidiaries, which include Pop Media Networks, LLC, Pop Media Properties, LLC, and Pop Media Productions, LLC. The Company conducts substantially all of its business in the United States.
Pop is an entertainment network that features a mix of original and licensed series, specials, and movies. The Company also provides television guidance-related programming as well as localized program listings and descriptions. The Pop network is typically included in a basic or expanded basic viewing package offered by cable or satellite operators to their subscribers.
Organization and Basis of Presentation
Since 2009, the Company had been owned by Lionsgate Entertainment Corp. (“Lions Gate”) and One Equity Partners (“OEP”), the global private equity investment arm of JPMorgan Chase Bank, N.A. Originally, Lions Gate owned 51% and OEP 49% of the Company. In addition, OEP reserved the option of buying another 1% of the Company under certain circumstances. The Company’s membership interests consisted of 51,000 Preferred Units and 51,000 B‑1 Common Units issued to Lions Gate, and 49,000 Series A Preferred Units (“Preferred Units”) and 49,000 Series B-1 Common Units (“B-1 Common Units”) issued to OEP.
On March 26, 2013, CBS Corporation (“CBS”) acquired OEP’s 49% interest in the Company and purchased an additional 1% of Lions Gate’s interest. In connection with the transaction, OEP sold 49,000 Series A Preferred Units and 49,000 of Series B-1 Common Units to CBS, and Lions Gate sold 1,000 Series A Preferred Units and 1,000 Series B-1 Common Units to CBS. Following the transaction, Lions Gate and CBS (the “members”) each own 50% of the Company. The operating agreement contains joint control rights, as well as certain transfer restrictions and exit rights.

Pop Media Group, LLC
Notes to Consolidated Financial Statements (continued)

1. Description of Business, Organization and Basis of Presentation, and Liquidity (continued)
Liquidity
The members have entered into commitments to support, if required, the Company’s ability to continue as a going concern through May 23, 2019. After considering these commitments, management expects there to be sufficient cash flow to sustain the operations of the Company through at least that date and, accordingly, the accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. The Company does not expect to generate sufficient cash from operations to repay the then-outstanding balances of the mandatorily redeemable preferred units and accrued but unpaid dividends at their maturity on May 28, 2019. The Company will endeavor to review the terms and conditions with the members.
2. Significant Accounting Policies
Generally Accepted Accounting Principles
These consolidated financial statements have been prepared in accordance with United States generally accepted accounting principles (“U.S. GAAP”).
Reclassifications
The Company has made certain reclassifications to the prior year’s consolidated financial statements to conform to classifications in the current year. These reclassifications had no impact on previously reported results of operations.
Principles of Consolidation
The accompanying consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All material intercompany balances and transactions between the entities that comprise the Company have been eliminated.
Revenue Recognition
Revenues primarily consist of advertising revenues and subscriber fees.

Pop Media Group, LLC
Notes to Consolidated Financial Statements (continued)

2. Significant Accounting Policies (continued)
Advertising Revenues
Advertising revenues are earned and recognized when the advertising unit is aired or displayed on the Company’s distribution platforms. Advertising revenues are recorded net of agency commissions and discounts. Cash payments received in advance for advertising are deferred until earned.
Network advertising contracts may guarantee the advertiser a minimum audience for its advertisements over the term of the contracts. Revenues are only recognized for the actual audience impressions delivered. The determination of whether such audience minimums have been met is based on information provided by ratings services companies and historical experience. If the minimum guaranteed audience requirements are not met, the Company provides additional advertising time to the advertiser until the minimum audience guarantees have been met. A liability is recorded for the amount of the contractual fee that has not yet achieved the minimum audience guarantee. This liability is recognized as revenue when minimum audience guarantees have been met.
Subscriber Fees
The Company has entered into agreements with cable operators and digital broadcast satellite providers for the licensing or distribution of its services in exchange for subscriber fees, generally calculated on a per-subscriber basis. Subscriber fees revenue from the distribution of Pop Network programming is recognized in the month the services are provided. Payments received in advance for subscription services are deferred until the month earned. The Company defers launch incentive assets (capitalized incentives provided to a cable operator to facilitate the launch of a cable network) and amortizes the amounts on a straight-line basis over the contract period. The Company classifies the amortization of launch incentives as a reduction of revenue.
Barter Transactions
The Company enters into transactions that exchange advertising time for program license rights or advertising time on the other party’s network. Barter transactions are recorded at the estimated fair value of the advertising surrendered and recognized as the related advertising units or programming are aired.

Pop Media Group, LLC
Notes to Consolidated Financial Statements (continued)

2. Significant Accounting Policies (continued)
For the fiscal years ended March 31, 2018, 2017, and 2016, the Company recognized barter revenues and expenses of $0.73 million, $0.40 million, and $0.70 million, respectively; and such amounts are included in advertising revenues and programming cost of services, respectively, in the accompanying consolidated statements of operations.
Advertising Expenses
Marketing and promotion costs to promote the Company’s distribution platforms and the Company’s programs are expensed when incurred and are classified as advertising expense in the accompanying consolidated statements of operations.
Cash and Cash Equivalents
Cash and cash equivalents consist of cash deposits at financial institutions and money market mutual funds. The Company considers all highly liquid investments with maturities of three months or less when acquired to be cash equivalents. At times throughout the year and at fiscal year-end, cash balances held at financial institutions were in excess of federally insured limits.
Programming Costs
Acquired and original licensed programs are carried at the lower of unamortized cost or net realizable value. The cost of acquired and original licensed programming is capitalized and a liability is recorded upon acceptance of the episodes acquired that are available for broadcast. The liability represents the present value of the contractual cash payments. The portion of the carrying value that will be amortized within one year is reported in current programming costs, and the remaining portion in noncurrent programming costs on the consolidated balance sheets.
All produced original programs are classified as noncurrent. Progress payments for produced original programs are recorded as programming costs when paid and are carried at the lower of unamortized cost or fair value.
Capitalized costs of acquired licensed programs are expensed over their license period or expected useful life if shorter on a straight-line basis. Licensed or produced original programs are expensed over their expected useful life on an accelerated basis.

Pop Media Group, LLC
Notes to Consolidated Financial Statements (continued)

2. Significant Accounting Policies (continued)
In the regular course of evaluating the remaining usefulness of various programming rights, if a program does not perform well or is otherwise not successful, then it is deemed to have little future programming value. In such instances, any remaining unamortized balance is expensed at the time of the decision to pull the program from the broadcast schedule.
For programs produced in-house by the Company, capitalized costs include all direct production costs and production overhead. Costs for programs produced in-house are expensed over the economic life of the program in relation to revenues generated. If the content of the program relates to current events, program costs are generally expensed upon first airing. The valuation of the cost of programs produced in-house is evaluated on a program-by-program basis. When an event or change in circumstances indicates that the fair value of the program is less than its unamortized cost, the program is written down to its estimated fair value.
Property and Equipment and Amortizable Intangible Assets
Property and equipment and amortizable intangible assets are recorded at cost, or fair value, when acquired. Property and equipment and amortizable intangible assets are depreciated using the straight-line method over the estimated useful lives of the assets. Assets acquired under capital lease arrangements are recorded at the present value of the minimum lease payments and are amortized over the shorter of the lease term or useful life of the leased asset.
Leasehold improvements are amortized using the straight-line method over the shorter of the lease term or the useful life of the leasehold improvement. Upon the sale or retirement of property or equipment, the cost and related accumulated depreciation or amortization are removed from the Company’s consolidated financial statements with the resulting gain or loss reflected in the Company’s consolidated results of operations. Repairs and maintenance expenses are expensed as incurred.
The estimated useful lives of property and equipment and amortizable intangible assets are as follows:

Machinery and equipment, furniture, and fixtures	3-7 years
Computer equipment and software	3 years
Transponder under capital lease	15 years
Customer relationships	5-11 years

Pop Media Group, LLC
Notes to Consolidated Financial Statements (continued)

2. Significant Accounting Policies (continued)
The Company periodically reviews and evaluates the recoverability of property and equipment and amortizable intangible assets. Where applicable, estimates of net future cash flows, on an undiscounted basis, are calculated based on future revenue and cost estimates. If undiscounted cash flow estimates are less than the carrying value, a reduction in the carrying amount is recorded to adjust the carrying amount to fair value, which approximates discounted cash flows.
Goodwill
Goodwill represents the excess of acquisition costs over the fair value of the tangible and intangible assets acquired and liabilities assumed in the acquisition of the Company in the fiscal year 2009. Goodwill is not amortized but is reviewed for impairment annually within each fiscal year or between the annual tests if an event occurs or circumstances change that indicates it is more likely than not that the fair value of a reporting unit is less than its carrying value.
The Company first assesses qualitative factors to determine whether events or circumstances lead to the determination that the fair value of a reporting unit is less than its carrying value. If, after assessing the totality of events or circumstances, the Company determines it is more likely than not that the fair value of a reporting unit is less than its carrying amount, then the Company performs the two-step impairment test. The first step determines if the goodwill is potentially impaired, and the second step measures the amount of the impairment loss, if necessary. Under the first step, goodwill is considered potentially impaired if the fair value of the reporting unit is less than the reporting unit’s carrying amount, including goodwill. Under the second step, the impairment loss is then measured as the excess of recorded goodwill over the fair value of the goodwill, as calculated. The fair value of goodwill is calculated by allocating the fair value of the reporting unit to all the assets and liabilities of the reporting unit as if the reporting unit was purchased in a business combination and the purchase price was the fair value of the reporting unit. The Company performs its annual impairment test as of January 1 in each fiscal year. The Company performed its annual impairment test on its goodwill as of January 1, 2018 and 2017. No goodwill impairment was identified.
Other Assets
Other assets include noncurrent prepaid expenses, security deposits, and a lease receivable for certain property and equipment.

Pop Media Group, LLC
Notes to Consolidated Financial Statements (continued)

2. Significant Accounting Policies (continued)
Income Taxes
The Company mainly operates as limited liability companies (there are two corporate entities within the consolidated group that are not limited liability companies); therefore, any federal and state tax exposure is minimal. For limited liability companies, federal and state income taxes are liabilities of the individual members. The Company’s tax returns and the amounts of allocable profits or losses are subject to examination by federal and state taxing authorities. If such examinations result in changes to profits and losses, the income tax liability of the members may also change. As a result, only minimal federal and state income tax expense has been recorded in these consolidated financial statements for the fiscal years ended March 31, 2018, 2017, and 2016, included in selling, general, and administrative expenses. The Company paid $36,526, $30,575, and $18,800 in taxes for the fiscal years ended March 31, 2018, 2017, and 2016, respectively.
The Company’s tax returns and the amount of allocable profit or loss are subject to examination by federal taxing authorities for the fiscal year ended March 31, 2015, and forward, and by state taxing authorities for the fiscal year ended March 31, 2014, and forward. If such examinations change the Company’s profits or losses, the income tax liability of the members may also change.
Fair Value of Financial Instruments
The carrying amounts of certain of the Company’s financial instruments, including accounts receivable, accounts payable, and accrued liabilities, approximate their fair value due to their short maturities.
Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. The most significant estimates made by management in preparing the accompanying consolidated financial statements relate to estimating the provision for doubtful accounts; estimating the economic useful life for acquired programming amortization; estimating the useful lives of property and equipment and amortizable intangible assets; and impairment assessments for programming costs, property and equipment, goodwill, and amortizable intangible assets. Actual results could differ from such estimates.

Pop Media Group, LLC
Notes to Consolidated Financial Statements (continued)

2. Significant Accounting Policies (continued)
Credit Risk and Significant Concentrations
Accounts that potentially subject the Company to a concentration of credit risk principally consist of trade receivables. For the fiscal years ended March 31, 2018, 2017, and 2016, no single customer generated revenues in excess of 10% of total revenues. As of March 31, 2018 and 2017, there was no single customer that accounted for 10% or more of the total accounts receivable balance. The Company does not require collateral and evaluates its outstanding accounts receivable each period for collectability. This evaluation involves assessing the aging of the amounts due and reviewing the creditworthiness of each customer. Based on this evaluation, the Company records an allowance for accounts receivable that are estimated to not be collectible.
Fair Value Measurement
Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price). The Company utilizes market data or assumptions that the Company believes market participants would use in pricing the asset or liability, including assumptions about risk and the risks inherent in the inputs to the valuation technique. These inputs can be readily observable, market corroborated, or generally unobservable.
The Company primarily applies the income and market approach for recurring fair value measurements and endeavors to utilize the best available information. Accordingly, the Company utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs. The Company is able to classify fair value balances based on the observability of those inputs.
A fair value hierarchy prioritizes the inputs used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:
Level 1 - Inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

Pop Media Group, LLC
Notes to Consolidated Financial Statements (continued)

2. Significant Accounting Policies (continued)
Level 2 - Inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.
Level 3 - Inputs to the valuation methodology are unobservable and significant to the fair value measurement.
Recent Accounting Pronouncements
In May 2014, the Financial Accounting Standards Board (“FASB”) issued an Accounting Standard Update (“ASU”) relating to the recognition of revenue from contracts with customers, which will supersede most current U.S. GAAP revenue recognition guidance, including industry-specific guidance. The core principle of ASU 2014-09 is that a company should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration for which the entity expects to be entitled in exchange for those goods or services. In addition, ASU 2014-09 requires additional disclosure around the nature, amount, timing and uncertainty of revenue and cash flows arising from contracts with customers. The new revenue recognition standard provides a five-step analysis of transactions to determine when and how revenue is recognized. The guidance, as issued, will be effective for the Company from April 1, 2019, and the Company may apply ASU 2014-09 on a retrospective basis to each prior reporting period presented or on a modified retrospective basis with a cumulative effect of initially applying the new guidance at the date of initial application. The Company is currently evaluating the effect that the adoption of this new guidance will have on its consolidated financial statements and method of adoption.
In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842), a new standard related to accounting for leases. The new standard requires a lessee to recognize the assets and liabilities that arise from leases. A lessee should recognize in the statement of financial position a liability to make lease payments (the lease liability) and a right-of-use asset representing its right to use the underlying asset for the lease term. In addition, the standard requires disclosure to enable users of financial statements to assess the amount, timing, and uncertainty of cash flows arising from leases. In transition, lessees and lessors are required to recognize and measure leases at the beginning of the earliest period presented. The new standard will be effective for the Company from April 1, 2020 and it may be applied retrospectively to each period presented or as a cumulative-effect adjustment as of the date of adoption. The Company is currently evaluating the impact of adopting this ASU on its consolidated financial statements and the method of adoption.

Pop Media Group, LLC
Notes to Consolidated Financial Statements (continued)

2. Significant Accounting Policies (continued)
In January 2017, the FASB issued ASU 2017-04, Intangibles-Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment (“ASU 2017-04”). The objective of ASU 2017-04 is to simplify how an entity is required to test goodwill for impairment. Under current GAAP, entities are required to test goodwill for impairment using a two-step approach. Under the amendments in ASU 2017-04, an entity should perform its goodwill impairment test by comparing the fair value of a reporting unit with its carrying amount. ASU 2017-04 is effective for the Company for annual and interim reporting periods beginning April 1, 2021. The Company is currently evaluating the impact ASU 2017-04 will have on its consolidated financial statements.
On December 22, 2017, the U.S. government enacted comprehensive tax legislation referred to as the Tax Cuts and Jobs Act (“Tax Act”). Also in December 2017, the SEC staff issued Staff Accounting Bulletin No. 118, Income Tax Accounting Implications of the Tax Cuts and Jobs Act (“SAB 118”), which allows the Company to record provisional amounts during a measurement period not to extend beyond one year of the enactment date. In January 2018, FASB issued FASB Staff Q&A on Topic 740, No. 1, which clarifies that should private companies elect to apply the guidance in SAB 118, such companies would be in compliance with GAAP. Accordingly, the Company elected to adopt the provisions of SAB 118 for the year ended March 31, 2018.
Subsequent Events
The Company has evaluated all events and transactions subsequent to March 31, 2018, through the date of issuance, May 23, 2018. There were no material subsequent events that required recognition or additional disclosure in these consolidated financial statements.
3. Accounts Receivable
Accounts receivable consist of the following (in thousands):

	March 31
	2018	2017

Accounts receivable	$23,285	$20,465
Allowance for doubtful accounts	(614)	(561)
Accounts receivable, net	$22,671	$19,904

Pop Media Group, LLC
Notes to Consolidated Financial Statements (continued)

4. Property and Equipment
Property and equipment consist of the following (in thousands):

	March 31
	2018	2017

Equipment under capital lease	$12,435	$12,231
Furniture and fixtures	1,160	1,152
Computer equipment and software	5,305	4,474
Machinery and equipment	2,071	2,025
Leasehold improvements	3,099	3,099
	24,070	22,981
Less accumulated depreciation and amortization	(20,166)	(17,335)
Property and equipment, net	$3,904	$5,646

Depreciation and amortization expense related to property and equipment was $2.9 million, $2.7 million, and $2.5 million for the years ended March 31, 2018, 2017, and 2016, respectively, including amortization of equipment under capital leases of $1.2 million in each year. Accumulated amortization of equipment under capital leases was $10.7 million and $9.5 million at March 31, 2018 and 2017, respectively. All capitalized software costs were fully amortized as of both March 31, 2018 and 2017.

Pop Media Group, LLC
Notes to Consolidated Financial Statements (continued)

5. Programming Costs
Programming costs consist of the following (in thousands):

	March 31
	2018	2017
Produced programs:
Completed	$9,619	$6,774
In-production	7,052	2,160

Licensed programs:
Acquired and Original	37,610	39,673
Prepaid	2,525	4,353
Total programming costs	56,806	52,960

Accumulated amortization	(18,006)	(23,999)
Total programming costs, net	38,800	28,961

Programming costs, current portion	(13,446)	(18,508)
Programming costs, net of current portion	$25,354	$10,453

The Company estimates that 100% of completed produced programs, net of accumulated amortization will be amortized during the one-year period ending March 31, 2019.
The acquired and original licensed programming costs balance at March 31, 2018 and 2017, reflects all accepted episodes available for broadcast. There are additional episodes contractually committed under the license or production agreements that will be accepted in future periods. Amortization expense related to all programming costs for the fiscal years ended March 31, 2018, 2017, and 2016, was $60.1 million, $47.5 million, and $28.4 million, respectively, which includes impairment costs of $3.7 million, nil, and $2.8 million for the fiscal years ended March 31, 2018, 2017, and 2016, respectively.
The produced programming costs balance consists of all capitalized costs for episodes in production or completed as of March 31, 2018 and 2017.

Pop Media Group, LLC
Notes to Consolidated Financial Statements (continued)

6. Amortizable Intangible Assets
Amortizable intangible assets consist of customer relationships as follows (in thousands):

	Weighted Average Remaining Life in Years		March 31
		Range of Remaining Life in Years	2018			2017
			Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount

Customer relationships	2	1-2	$58,440	$(48,419)	$10,021	$58,440	$(43,191)	$15,249

The aggregate amount of annual amortization expense associated with the Company’s intangible assets for the fiscal years ended March 31, 2018, 2017, and 2016, was $5.2 million. The estimated aggregate amortization expense for the fiscal year ending March 31, 2019, is $5.2 million, and for the fiscal year ending March 31, 2020, is $4.8 million.
7. Accounts Payable and Other Accrued Liabilities
Accounts payable and other accrued liabilities consist of the following (in thousands):

	March 31
	2018	2017

Accounts payable	$1,421	$587
Payroll-related accruals	4,087	2,469
Minimum audience guarantees	4,754	1,755
Advertising accruals	1,057	375
Customer credits	384	759
Deferred rent	336	337
Other	1,642	1,262
	$13,681	$7,544

Pop Media Group, LLC
Notes to Consolidated Financial Statements (continued)

8. Accrued Programming Costs
Accrued programming costs represent future minimum payments, as required by contracted license and production agreements, relating to the purchase of programming that has been delivered as of March 31, 2018 and progress payments due for programming that is not yet available to the Company. Future payments under these obligations are based on contractual due dates. The amounts include imputed interest payments associated with the obligations on delivered episodes.
Accrued programming costs at March 31, 2018 and 2017, include the present value of payments remaining on delivered licensed episodes using a discount rate of 3.25% to 5.13%.
At March 31, 2018, the Company has accrued for programming costs of $26.5 million, including imputed interest, of which $12.7 million is payable in the fiscal year ending March 31, 2019.
9. Long-Term Obligations
Lease Obligations
Future minimum lease payments under capital and noncancelable operating leases at March 31, 2018, are as follows (in thousands):

	Capital Leases	Operating Leases
Fiscal year ended March 31:
2019	$1,675	$1,520
2020	742	706
2021	12	644
2022	—	320
2023	—	—
Thereafter	—	—
Total future minimum lease payments	2,429	3,190
Less amount representing interest at 6.65% and 7.492% for capital leases	122	—
Net future minimum lease payments	$2,307	$3,190

Pop Media Group, LLC
Notes to Consolidated Financial Statements (continued)

9. Long-Term Obligations (continued)
The Company leases office premises and equipment. Certain of the Company’s operating leases have renewal options upon the expiration of current terms. The Company’s primary facilities are located in Playa Vista, California; Tulsa, Oklahoma; and New York, New York. Rent expense recorded to general and administrative expense was $1.3 million, $1.3 million, and $1.3 million for each of the fiscal years ended March 31, 2018, 2017, and 2016, respectively.
Other Long-Term Obligations
Other contractual commitments for the fiscal years ending March 31, 2019, 2020, 2021, 2022, 2023, and thereafter are $1.6 million, $1.4 million, $1.2 million, $0.4 million, nil, and nil, respectively, relating to service, music rights, and data license agreements.
Future minimum payments for programming that is not yet available to the Company and thus not reflected on the consolidated balance sheet at March 31, 2018, are, by fiscal year, as follows (in thousands):

Fiscal year ended March 31:
2019	$18,205
2020	3,495
2021	520
2022	—
2023	—
Thereafter	—
Total future minimum programming payments	$22,220

The Company also has contractual commitments of $0.6 million, $2.6 million, $2.9 million, nil, nil, and nil for the fiscal years ending March 31, 2019, 2020, 2021, 2022, 2023, and thereafter, respectively, to be paid to related parties for programming, as discussed in Note 12.

Pop Media Group, LLC
Notes to Consolidated Financial Statements (continued)

10. Mandatorily Redeemable Preferred Units, and Members’ Deficit
The Company had 100,000 mandatorily redeemable Preferred Units and 102,000 B-1 Common Units outstanding at March 31, 2018.
The Preferred Units are mandatorily redeemable and carry a dividend rate of 10% compounded annually. These units are redeemable in May 2019 at the stated value plus the dividend and any additional capital contributions less previous distributions. The Preferred Units were initially recorded based on their estimated fair value as determined using an option pricing model methodology, as a liability in the accompanying consolidated balance sheets.
The Preferred Units and the 10% dividend are being accreted through charges to interest expense up to their redemption amounts over the ten-year period to the redemption date. No amounts were paid to the Preferred Unit holders during any period presented. During the fiscal years ended March 31, 2018, 2017 and 2016, the Company received contributions of $12.0 million, $13.0 million and $9.6 million, respectively from the Preferred Unit holders.
The Preferred Units are the only voting units; additionally, only the Preferred Unit holders can elect the board of managers. Assuming no additional distributions, dividends, or additional capital contributions, the redemption amount would be $745.7 million at May 28, 2019. The redemption value as of March 31, 2018, based on the stated value and the dividend earned through that date, is $643.3 million. The Company estimates that the fair value of the Preferred Units including unpaid dividends as of March 31, 2018 is at least the same as the prior year fair value of $248.0 million (carrying values are $638.4 million and $547.3 million, at March 31, 2018 and 2017, respectively).
The board of managers has authorized the issuance of up to 8,889 Series B‑2 Common Units (“B-2 Common Units”) that vest over five years and 2,223 B-2 Common Units that may be granted through a junior unit that only vest if there is an exit event, as defined, with a return to members upon exit of between 350% and 500% or more of the members’ investment.

Pop Media Group, LLC
Notes to Consolidated Financial Statements (continued)

11. Interest Expense
Interest expense, net consists of the following (in thousands):

	Year Ended March 31
	2018	2017	2016
Interest expense:
Preferred Units and dividend accretion	$79,072	$67,799	$57,654
Equipment under capital lease	206	285	372
Acquired programming	748	368	192
Other	203	—	—
	80,229	68,452	58,218
Interest income	(135)	(77)	(41)
Interest expense, net	$80,094	$68,375	$58,177

12. Related-Party Transactions
Amounts due to related parties totaled $8.0 million and $4.7 million at March 31, 2018 and 2017, respectively, including $3.0 million and $2.1 million due to Lions Gate and CBS for accrued programming costs at March 31, 2018 and 2017, respectively. The Company is subject to various advertising and other media agreements with Lions Gate and CBS. For the fiscal years ended March 31, 2018, 2017, and 2016, under the agreements, the Company recognized $1.8 million, $2.0 million, and $1.7 million in advertising revenue, respectively.
The Company entered into various acquired programming agreements with Lions Gate and CBS. Under the agreements, the Company recognized $20.5 million, $10.3 million, and $8.4 million in programming expenses for the fiscal years ended March 31, 2018, 2017, and 2016, respectively.
In addition, the Company is charged a shared service fee by Lions Gate for human resources, payroll management, corporate finance, information technology support, and general management services. The shared service fee for each of the fiscal years ended March 31, 2018, 2017, and 2016, was $0.7 million. The Company is also charged a fee for allocated insurance premiums. The insurance charge was $0.2 million for each of the fiscal years ended March 31, 2018, 2017, and 2016. The Company incurred compensation-related charges from CBS of $1.0 million, $1.3 million, and $1.1 million, for the fiscal years ended March 31, 2018, 2017, and 2016, respectively. The Company also incurred a shared service fee from CBS for sales and affiliation services support of $ 2.1 million, nil, and nil, for the fiscal years ended March 31, 2018, 2017, and 2016, respectively.

Pop Media Group, LLC
Notes to Consolidated Financial Statements (continued)

13. Litigation and Other Contingencies
The Company is, from time to time, involved in various claims, legal proceedings, and complaints arising in the ordinary course of business. The Company does not believe that adverse decisions in any such pending or threatened proceedings, or any amount that the Company might be required to pay by reason thereof, would have a material adverse effect on the consolidated financial condition or future operating results of the Company.
14. Employee Benefit Plan
The Company has a defined contribution plan under Internal Revenue Code Section 401(k) covering all eligible employees. The plan includes an annual discretionary match provision, matching employees’ voluntary contributions up to $2,500 per employee through calendar year 2017. Effective January 1, 2018, the discretionary match was changed to 100% of employees’ voluntary contributions up to 4% of compensation each pay period, with a minimum $2,500 employer match per calendar year for eligible employees. The Company incurred charges of $0.3 million, $0.3 million, and $0.2 million for employer matching contributions to the plan for the fiscal years ended March 31, 2018, 2017, and 2016, respectively.
15. Supplemental Cash Flow Information
The Company paid $0.8 million, $0.6 million, and $0.5 million in interest for the fiscal years ended March 31, 2018, 2017, and 2016, respectively.